Filed pursuant to 424(b)(3); File No. 333-194591

SUPPLEMENT NO. 1

Dated February 12, 2015

to the Prospectus dated May 1, 2014 for the TIAA Real Estate Account

This prospectus supplement should be read in conjunction with the TIAA Real Estate Account’s prospectus, dated May 1, 2014, as supplemented to date, which we collectively refer to as the prospectus. This prospectus supplement is qualified in its entirety by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus.

Recent transactions

The following describes property and financing transactions by the Account since May 1, 2014. Except as noted, the expenses for operating the properties purchased are either borne or reimbursed, in whole or in part, by the property tenants, although the terms vary under each lease. The Account is responsible for operating expenses not reimbursed under the terms of a lease. All rental rates are quoted on an annual basis unless otherwise noted.

Purchases

Multifamily properties

Township Apartments — Redwood City, CA

On May 13, 2014, the Account purchased a 120,635 square foot multi-family property located in Redwood City, California for $83.2 million. The newly constructed property is five stories and consists of 132 units. At the time of purchase, the property was 66% leased.

The Woodley — Washington, DC

On June 19, 2014, the Account purchased a newly constructed multi-family property located in Washington, DC for $198.3 million. The 278,400 square foot property is eight stories and contains 212 units. At the time of purchase, the property was not leased.

The Manor Apartments — Plantation, FL

On October 24, 2014, the Account purchased a 192,538 square foot multi-family property located in Plantation, Florida for $52.3 million. The property consists of a six-story mid-rise building and four buildings containing sixteen three-story townhomes, for a total of 197 units. At the time of purchase, the property was 95% leased.

Office properties

200 Middlefield Road — Menlo Park, CA

On May 21, 2014, the Account purchased an office property located in Menlo Park, California for $49.8 million. The property is a two-story, 41,933 square foot building that was 100% leased at the time of purchase. The major tenants include Summit Partners, OptumSoft and The Blackstone Group.

Foundry Square II — San Francisco, CA

On September 4, 2014, the Account purchased a 50.1% interest in a joint venture, Foundry Square II Venture LLC, which holds an office property located in San Francisco, California. The Account purchased its interest for $140.8 million. The property was 100% leased at the time of purchase and consists of 533,801 square feet of office space, retail space and storage space. The property is encumbered by a $55.1 million mortgage loan, as further discussed in the “Financings” section below.

21 Penn Plaza — New York, NY

On November 18, 2014, the Account purchased a 373,781 square foot, seventeen-story office building located in New York, New York for $242.2 million. At the time of purchase, the property was 98% leased.

837 Washington Street — New York, NY

On January 30, 2015, the Account purchased a six-story, 55,497 square foot office building located in New York, New York for $190.8 million. At the time of purchase, the property was 100% leased.

Retail properties

Plaza America — Reston, VA

On June 12, 2014, the Account purchased a retail property located in Reston, Virginia for $98.1 million. The 164,398 square foot property is two stories and is anchored by Whole Foods and Michael’s. At the time of purchase, the property was 93% leased.

Southside at McEwen — Franklin, TN

On June 19, 2014, the Account purchased a 92,470 square foot retail property in Franklin, Tennessee for $44.3 million. The property’s tenants include Whole Foods, Brick Top’s, Mountain High Outfitters and Charming Charlie. At the time of purchase, the property was 94% leased.

Industrial properties

Northwest Houston Industrial Portfolio — Houston, TX

On June 13, 2014, the Account purchased a 1,010,912 square foot industrial property located in Houston, Texas for $65.2 million. At the time of purchase, the property was 97% leased.

Park 10 Distribution Center — Houston, TX

On June 13, 2014, the Account purchased a 152,638 square foot industrial property located in Houston, Texas for $13.4 million. At the time of purchase, the property was 100% leased.

Ontario Mills Industrial Portfolio — Ontario, CA

On August 28, 2014, the Account purchased two recently constructed industrial buildings in Ontario, California for $38.1 million. The industrial buildings are a combined 445,391 square feet, of which 5,200 square feet is mezzanine.

Other properties

55 Second Street — San Francisco, CA

On May 23, 2014, the Account purchased a multi-use property in San Francisco, California for $268.9 million. The property is 25 stories consisting of 367,408 square feet of office space, 7,480 square feet of retail space and 4,440 square feet of storage. At the time of purchase, the property was 96% leased.

The Louis at 14th — Washington, DC

On June 4, 2014, the Account purchased a multi-use property located in Washington, DC for $179.4 million. The recently completed construction is nine stories and contains 268 apartment units, occupying 184,128 square feet. The property also consists of 43,641 square feet of retail space and will house Trader Joe’s as the ground floor anchor tenant. At the time of purchase, the residential portion was not yet leased and the retail portion was 74% leased.

Sales

Multifamily properties

Glenridge Walk Apartments — Sandy Springs, GA

On August 15, 2014, the Account sold a multi-family property located in Sandy Springs, Georgia for a net sale price of $49.7 million, realizing a gain from the sale of $2.2 million, the majority of which had been previously recognized as unrealized gain in the Account’s consolidated statements of operations. The Account’s cost basis in the property at the date of sale was $47.5 million.

Windsor at Lenox Park — Atlanta, GA

On August 15, 2014, the Account sold a multi-family property located in Atlanta, Georgia for a net sale price of $74.9 million, realizing a gain from the sale of $0.4 million, the majority of which had been previously recognized as unrealized gain in the Account’s consolidated statements of operations. The Account’s cost basis in the property at the date of sale was $74.5 million.

Houston Apartment Portfolio — Houston, TX

On November 10, 2014, the Account sold four multi-family properties from the Houston Apartment Portfolio located in Houston, Texas for a net sales price of $110.2 million, realizing a gain from the sale of $9.6 million, the majority of which had been previously recognized as unrealized gains in the Account’s consolidated statements of operations. The Account’s cost basis in the properties at the date of sale was $100.6 million.

Office properties

North 40 Office Complex — Boca Raton, FL

On July 17, 2014, the Account sold an office property located in Boca Raton, Florida for a net sale price of $34.7 million, realizing a loss from the sale of $36.2 million, the majority of which had been previously recognized as unrealized losses in the Account’s consolidated statements of operations. The Account’s cost basis in the property at the date of sale was $70.9 million.

275 Battery Street — San Francisco, CA

On December 18, 2014, the Account sold an office property located in San Francisco, California for a net sales price of $297.5 million, realizing a gain from the sale of $55.5 million, the majority of which had been previously recognized as unrealized gains in the Account’s consolidated statements of operations. The Account’s cost basis in the property at the date of sale was $242.0 million.

Retail properties

DDR Joint Venture — Various, USA

On September 26, 2014, a retail property located in Willoughby Hills, Ohio was conveyed to the lender by the Account’s DDR joint venture investment, in which the Account holds an 85.0% interest. As a result, the Account realized a loss of $35.8 million, the majority of which had been previously recognized as unrealized losses in the Account’s consolidated statements of operations.

Printemps de l’Homme — Paris, France

On November 17, 2014, the Account sold a retail property located in Paris, France for a net sales price of $282.4 million, realizing a gain from the sale of $23.2 million, the majority of which had been previously recognized as unrealized gains in the Account’s consolidated statements of operations. The Account’s cost basis in the property at the date of sale was $259.2 million.

Other properties

Five Oaks (Land) — Houston, TX

On July 10, 2014, the Account contributed 51% of land under development to its joint venture investment Four Oaks Place, L.P., selling the remaining 49% of the land to its venture partner for $39.0 million. The Account realized a gain of $16.5 million from the sale, the majority of which had been previously recognized as unrealized gains in the Account’s consolidated statements of operations. The Account’s cost basis in the portion of the property sold, at the date of the sale, was $22.5 million.

Financings

55 Second Street — San Francisco, CA

On September 4, 2014, the Account entered into a new mortgage loan secured by its real estate investment located at 55 Second Street in San Francisco, California, with a principal amount of $137.5 million, maturing October 1, 2026. The debt has a 3.74% interest rate and is interest only through maturity.

Foundry Square II — San Francisco, CA

On September 4, 2014, the Account’s Foundry Square II Venture LLC joint venture investment, in which the Account holds a 50.1% interest, assumed a $55.1 million mortgage loan, which represents the Account’s share, concurrent with its purchase of an office property located in San Francisco, California as discussed in the “Purchases” section above, maturing August 1, 2017. The debt has a 5.94% interest rate and is interest only through maturity.

1401 H Street — Washington, DC

On October 7, 2014, the Account extinguished a $108.0 million mortgage loan associated with the property. Concurrent with this extinguishment, the Account entered into a new mortgage loan with a total principal of $115.0 million maturing on November 5, 2024. The debt has a 3.65% interest rate and is interest only through maturity.

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